   As filed with the Securities and Exchange Commission on November 20, 2003
                                                    Registration No. 333-
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                   FORM F-6
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
  For American Depositary Shares Evidenced by American Depositary Receipts of

                         [NAME IN CHINESE CHARACTERS]
  (Exact name of Issuer of deposited securities as specified in its charter)

                     China Life Insurance Company Limited
                  (Translation of issuer's name into English)

                        The People's Republic of China
           (Jurisdiction of incorporation or organization of issuer)
                               -----------------
                              JPMORGAN CHASE BANK
            (Exact name of depositary as specified in its charter)
                               4 New York Plaza
                           New York, New York 10004
                                (212) 623-0636
 (Address, including zip code, and telephone number of depositary's principal offices)
                               -----------------
                                   Copy to:
              Scott A. Ziegler, Esq.   Wolcott B. Dunham, Jr., Esq.
                Ziegler, Ziegler &       James C. Scoville, Esq.
                 Associates, LLP           Debevoise & Plimpton
              570 Lexington Avenue,         2202 Jin Mao Tower
                    44th Floor             88 Century Boulevard
             New York, New York 10022     Shanghai 200121, China
                  (212) 319-7600            (86-21) 5047-1800
                               -----------------
        It is proposed that this filing become effective under Rule 466
                          [_] immediately upon filing
                           [_] on (Date) at (Time).
 If a separate registration statement has been filed to register the deposited shares, check the following box. [x]
                               -----------------
                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                   Proposed
                                                                   Maximum           Proposed        Amount of
 Title of Each Class of Securities to Be       Amount to be     Offering Price  Maximum Aggregate   Registration
               Registered                       Registered       Per Unit(1)   Offering Price(1)(2)     Fee
----------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
 American Depositary Receipts, each
 American Depositary Share representing .
 overseas foreign-invested shares, or H
 shares, par value RMB 1.00 each, of China 150,000,000 American
 Life Insurance Company Limited            Depositary Shares        $5.00           $7,500,000        $606.75

================================================================================
(1) Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing such American
    Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS

   The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                             CROSS REFERENCE SHEET

Item 1.  Description of Securities to be Registered

                                                                        Location in Form of American Depositary
Item Number and Caption                                                 Receipt Filed Herewith as Prospectus
-----------------------                                                 ---------------------------------------

(1) Name and address of Depositary                                      Introductory paragraph

(2) Title of American Depositary Receipts and identity of               Face of American Depositary
    deposited securities                                                Receipt, top center

     Terms of Deposit:

    (i) Amount of deposited securities represented by one unit of       Face of American Depositary
        American Depositary Shares                                      Receipt, upper right corner

    (ii) Procedure for voting, if any, the deposited securities         Paragraph (12)

    (iii) Collection and distribution of dividends                      Paragraphs (4), (5), (7) and (10)

    (iv) Transmission of notices, reports and proxy soliciting          Paragraphs (3), (8) and (12)
         material

    (v) Sale or exercise of rights                                      Paragraphs (4), (5) and (10)

    (vi) Deposit or sale of securities resulting from dividends,        Paragraphs (4), (5), (10) and (13)
         splits or plans of reorganization

    (vii) Amendment, extension or termination of the Deposit            Paragraphs (16) and (17)
          Agreement

    (viii) Rights of holders of receipts to inspect the transfer books  Paragraph (3)
           of the Depositary and the list of Holders of receipts

    (ix) Restrictions upon the right to deposit or withdraw the         Paragraphs (1), (2), (4), and (5)
         underlying securities

    (x) Limitation upon the liability of the Depositary                 Paragraph (14)

(3) Fees and Charges                                                    Paragraph (7)

Item 2.  Available Information

                                                                        Location in Form of American
                                                                        Depositary Receipt Filed Herewith as
Item Number and Caption                                                 Prospectus
-----------------------                                                 ------------------------------------

(a) Statement that China Life Insurance Company Limited is subject to   Paragraph (8)
    the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American
    Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

Exhibit
  No.   Description of Exhibit
------- ----------------------

  (a)   Form of Deposit Agreement dated as of       , 2003, among China Life Insurance Company
        Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of
        ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary
        Receipt, is filed herewith as Exhibit (a).

  (b)   Any other agreement to which the Depositary is a party relating to the issuance of the American
        Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.
        Not applicable.

  (c)   Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

  (d)   Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

  (e)   Certification under Rule 466. Not applicable.

  (f)   Power of Attorney. Included as part of the signature pages hereto.

Item 4.  Undertakings

   (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

   (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 20, 2003.

                                      Legal entity created by the Deposit
                                      Agreement for the issuance of ADRs
                                      evidencing American Depositary Shares.

                                      By:  JPMORGAN CHASE BANK, as Depositary

                                          By:/s/ Joseph M. Leinhauser
                                             ___________________________________
                                          Name: Joseph M. Leinhauser
                                          Title: Vice President

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China, on November 20, 2003.

                                        CHINA LIFE INSURANCE COMPANY LIMITED

                                        By:     /s/ Miao Fuchun
                                        ________________________________________
                                            Name:  Miao Fuchun
                                            Title:  Director and Vice President

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wang Xianzhang and Miao Fuchun and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacity, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          Signature                              Title                           Date
          ---------                              -----                           ----

     /s/ Wang Xianzhang                     Wang Xianzhang                November 20, 2003
-----------------------------          Chairman of the Board and
                                 President (principal executive officer)

        /s/ Liu Jiade                          Liu Jiade                  November 20, 2003
-----------------------------               Vice President
                                       (principal financial and
                                           accounting officer)

       /s/ Miao Fuchun                        Miao Fuchun                 November 20, 2003
-----------------------------         Director and Vice President

         /s/ Wu Yan                             Wu Yan                    November 20, 2003
-----------------------------                  Director

-----------------------------                 Long Yongtu                              , 2003
                                       Independent non-executive
                                                director

-----------------------------                Chau Tak Hay                              , 2003
                                       Independent non-executive
                                                director

           SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

   Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the United States of China Life Insurance Company Limited, has signed this Registration Statement or amendment thereto in Newark, Delaware on November 20, 2003.


                                          By: /s/ Donald J. Puglisi
                                            ____________________________________
                                              Name: Donald J. Puglisi
                                              Title: Managing Director

                                 EXHIBIT INDEX

Exhibit                                                                                    Sequentially
  No.   Description of Exhibit                                                             Numbered Page
------- ----------------------                                                             -------------

  (a)   Form of Deposit Agreement.

  (d)   Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.